FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

450, 5th Street

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2005.

Daiichi Pharmaceutical Co., Ltd.

(Translation of registrant’s name into English)

14-10, Nihonbashi 3-chome

Chuo-ku, Tokyo 103-8234

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DAIICHI PHARMACEUTICAL CO., LTD.

DATE:	August 25, 2005	By:	/s/ Kiyoshi Morita
		Name:	Kiyoshi Morita
		Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number		Description of Exhibits
99.1	—	Letter to Shareholders: Notification of Share Certificate Submission in Connection with Share Transfer

99.2	—	Letter to Shareholders: Request for Submission of Share Certificates in Connection with the Share Transfer

99.3	—	Letter to Shareholders: Handling of Daiichi Stock in Connection with the Share Transfer